David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

December 6, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Super Group (SGHC) Ltd

Amendment No. 2 to Registration Statement on Form F-4

Filed November 12, 2021

File No. 333-259395

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 18, 2021, with respect to the Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission on November 12, 2021, File No. 333-259395 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 2”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to the Amendment No. 3, unless otherwise specified.

Amendment No. 2 to Registration Statement on Form F-4 Filed November 12, 2021

Dilution Upon Closing, page 20

1.

Please provide footnote disclosure explaining how you calculated net tangible book value per share before the business combination under each of the redemption scenarios. Also, please provide footnote disclosure explaining how you calculated pro forma net tangible book value per share after (i) giving effect to the business combination, (ii) after full exercise of all outstanding NewCo warrants, and (iii) after issuance of all possible earnout shares under each redemption scenario.

RESPONSE:     The Company respectfully advises the Staff that the Company has amended the Dilution Upon Closing table on pages 20 and 21 to include the requested footnote disclosures.

Consolidated Financial Statements of Sports Entertainment Acquisition Corp.

Consolidated Balance Sheet, page F-3

2.

We note from your disclosure in Note 4 that you sold 45,000,000 Class A common shares in your initial public offering but your balance sheet indicates that only 38,534,538 Class A shares are subject to possible redemption and are classified as mezzanine equity in your balance sheet. Since all of the Class A shares sold in your initial public offering have the same redemption rights, we do not believe it is appropriate for the number of Class A shares sold in the initial public offering to be different than the

Securities and Exchange Commission

December 6, 2021

number of shares disclosed as being subject to repurchase in the balance sheet or statement of stockholders’ equity based on ASC 480-10-S99-3A. Also, the amount classified as mezzanine equity should be accreted to redemption value using one of the following methods as outlined in paragraph 15 of ASC 480-10-S99-3A:

•

Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.

•

Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Please revise your financial statements for all periods presented so they present the Class A shares in a manner consistent with that used in your Form 10-Q for the quarter ended September 30, 2021. Your earnings per share for all periods presented should also be revised so they are calculated in a manner consistent with that used in your Form 10-Q for the quarter ended September 30, 2021. If you do not believe that there is a material error in the financial statements included in this registration statement, please provide us with your materiality analysis pursuant to SAB 99. In addition, please explain how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.

RESPONSE:     The Company respectfully advises the Staff that on December 2, 2021 the Company filed (i) an Amendment No. 3 to the Annual Report on Form 10-K/A as of December 31, 2021 and for the period from July 30, 2021 (inception) through December 31, 2021 (“FY2020 Form 10-K/A3”) that restates the Company’s audited balance sheet as of October 6, 2020 as previously restated in the Company’s Amendment No. 2 to the Annual Report on Form 10-K/A filed with the SEC on June 22, 2021 (the “FY2020 Form 10K/A2”) and the Company’s audited financial statements as of December 31, 2020 and for the period from July 30, 2020 (inception) through December 31, 2020 as previously restated in the FY2020 Form 10K/A2, and (ii) an amended Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021 (“Q3 Form 10-Q/A”) that restates the Company’s unaudited quarterly financial statements as of and for the three months ended March 31, 2021 included in the Company’s quarterly report on Form 10-Q filed with the SEC on June 25, 2021, the Company’s quarterly financial statements as of and for the three and six months ended June 30, 2021 included in the Company’s quarterly report on Form 10-Q filed with the SEC on August 16, 2021, and the Company’s quarterly financial statements as of and for the three and nine months ended September 30, 2021 included in the Company’s quarterly report on Form 10-Q filed with the SEC on November 12, 2021 (together, the “Restatement”).

In response to this comment 2, the Company respectfully advises the Staff that it has revised the Audited Financial Statements of Sports Entertainment Acquisition Corp. on pages F-2 through F-25 and the Unaudited Condensed Financial Statements of Sports Entertainment Acquisition Corp. on pages F-26 through F-47, in each case to reflect the Restatement and has conformed the summary disclosure of such information to reflect the Restatement.

In analyzing the need for the Restatement, the Company applied i) SEC Staff Accounting Bulletin No. 99 (‘SAB 99’), Materiality, and ii) Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement (‘SAB 108’). The Company considers both the quantitative and qualitative factors for the misstated items both individually and in the aggregate, as outlined in the accounting standards. As a result of such analysis, the Company concluded that the identified misstatements, individually and in the aggregate, are material, under SAB 99 and SAB 108. Although the qualitative factors analyzed tended to support a conclusion that the misstatements were not material, these factors were not strong enough to overcome the significant quantitative errors in the financial statements. Management concluded that the misstatement was of such magnitude that it is probable that the judgment of a reasonable person relying upon the financial statements would have been influenced by the inclusion of such errors. In light of the classification error resulting in the Restatement, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective as of December 31, 2020, March 31, 2021, June 30, 2021 and September 30, 2021 or for the period from July 30, 2020 (inception) through September 30, 2021 (the “Material Weakness”). The Company’s remediation plan with respect to such material weakness is described in more detail in the FY2020 Form 10-K/A3 and Q3 Form 10-K/A In addition, the Company included risk factor disclosure on page 82 of the F-4 cautioning investors of such material weaknesses in internal controls and disclosure controls.

Securities and Exchange Commission

December 6, 2021

Consolidated Financial Statements of SGHC Limited

Notes to Consolidated Financial Statements

4. Business Combinations, page F-73

3.	Please disclose the details of the contingent obligations described in your response to comment 11 as previously requested and as required under paragraph 86 of IAS 37.

RESPONSE:     The Company respectfully advises the Staff that the Company has amended Note 4 to the Consolidated Financial Statements of SGHC Limited on pages F-76 and F-79, to include reference to Note 22 of the Consolidated Financial Statements of SGHC Limited on page F-105. The Company has included further detail in Note 22 as described in our previous response to comment 11, which was received from the Staff on November 5, 2021.

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Securities and Exchange Commission

December 6, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David G. Peinsipp of Cooley LLP at +1 415-693-2177.

Very truly yours,

Cooley LLP

/s/ David G. Peinsipp
David G. Peinsipp

Enclosures

cc:	Justin Stock, Cooley LLP
Garth Osterman, Cooley LLP
Miguel Vega, Cooley LLP
Carl Marcellino, Ropes & Gray LLP
Paul Tropp, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP